

April 27, 2011

John J. Patrick, Jr.
President and Chief Executive Officer
First Connecticut Bancorp, Inc.
One Farm Glen Boulevard
Farmington, CT 06032

> **Re:** **First Connecticut Bancorp, Inc.**
> **Amendment No. 2 to Form S-1**
> **Filed April 18, 2011**
> **File number 333-171913**

Dear Mr. Patrick:

We have reviewed your amended registration statement and your response letter dated April 18, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary

Our Business, page 7

1.   The fourth full paragraph on page 8 describes the increase in your commercial loan portfolio from December 31, 2009 to December 31, 2010. The fifth paragraph appears to indicate that part of the increase was driven by the "addition" of your resort lending line of business. Please tell us what this means and, if necessary, revise your disclosure here and elsewhere in the prospectus accordingly. We note from page 21 that you entered the resort lending line of business in 2007.

How We Determined the Offering Range, page 12

2.   We note the disclosure added on page 11 in response to comment 1 in our letter dated
        April 8, 2011. Please revise your disclosure to:

        ● Explain why the appraisal was updated.

        ● Disclose the original appraised value and how much your appraised value has
          increased (both dollar amount and percentage changes).

        ● Specifically explain how each of the factors RP Financial took into account affected
          your appraised value.

3.   Please provide us with a detailed explanation of how your appraised value was affected
        by removing Abington Bancorp and Danvers Bancorp from your peer group.

Compensation Discussion and Analysis

4.   We note your response to comment 4 in our letter dated April 8, 2011. To the extent that
        performance objectives are not quantified because their achievement is at the discretion
        of your board of directors, please revise your disclosure to clearly explain what each of
        the objectives means and how they would be achieved.

5.   Please describe how you determined the amount paid for each element of compensation
        for the 2010 fiscal year.

6.   You present a range for a number of your performance objectives. Please describe what
        the numbers presented represent. For example, do they represent the minimum and
        maximum targets, or do they represent something else?

7.   Please explain what is meant by your performance objective of "achieving a camels 2
        rating of 3 or lower."

Exhibit 8.1

8.   We note that the factual representations provided by management to counsel are
        incorporated by reference into the opinion on page 3 of the opinion. If this is the case,
        please attach the representations to the opinion.

9.   Please delete the statement in the last paragraph on page 3, "-- all as of the date of this
        letter."

Please contact David Lyon at (202) 551-3421 or me at (202) 551-3366 with any questions.

Sincerely,

Michael Seaman
Special Counsel

cc: (facsimile only)
     William W. Bouton, III
     (860) 331-2627